Exhibit 5.1

UTStarcom Holdings Corp.

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

November 15, 2018

Dear Sirs

UTStarcom Holdings Corp.

We have acted as Cayman Islands counsel to UTStarcom Holdings Corp. (the "Company") to provide this legal opinion in connection with the Company's registration statement on Form S-8, including all amendments or supplements thereto (the "Form S-8"), filed with the United States Securities and Exchange Commission (the "Commission") under the United States Securities Act of 1933 (the "Act"), as amended (the "Registration Statement") relating to the reservation for issuance of 1,500,000 Ordinary Shares of a par value of US$0.00375 each (the "Shares"), upon the granting of certain awards under the 2006 Equity Incentive Plan (as amended) (the "Plan").

1	Documents Reviewed

We have reviewed originals, copies, drafts or conformed copies of the following documents, and such other documents as we deem necessary:

1.1

The certificate of incorporation dated 23 September 2010 and the amended and restated memorandum of association and the second amended and restated articles of association of the Company adopted on 21 March 2013 (the "Memorandum and Articles").

1.2

The written resolutions of the board of directors of the Company dated 25 April 2011 and 21 January 2016 (together, the "Resolutions") and the corporate records of the Company maintained at its registered office in the Cayman Islands.

1.3	The written resolutions of the shareholders of the Company dated 25 April 2011 (the "Shareholder Resolutions").
1.4	A certificate of good standing with respect to the Company issued by the Registrar of Companies (the "Certificate of Good Standing").
1.5	A certificate from a director of the Company a copy of which is attached to this opinion letter (the "Director's Certificate").

1.6	The Plan.
1.7	The Registration Statement.
2	Assumptions

The following opinions are given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion letter. These opinions only relate to the laws of the Cayman Islands which are in force on the date of this opinion letter. In giving the following opinions, we have relied (without further verification) upon the completeness and accuracy of the Director's Certificate and the Certificate of Good Standing. We have also relied upon the following assumptions, which we have not independently verified:

2.1	The Plan has been authorised and duly executed and unconditionally delivered by or on behalf of the Company in accordance with all relevant laws (other than the laws of the Cayman Islands).
2.2

The Plan is legal, valid, binding and enforceable against all relevant parties in accordance with its terms under relevant laws (other than, with respect to the Company, the laws of the Cayman Islands).

2.3

Copies of documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals, and translations of documents provided to us are complete and accurate.

2.4	All signatures, initials and seals are genuine.
2.5

The capacity, power, authority and legal right of the Company under all relevant laws and regulations (other than the laws of the Cayman Islands) to enter into, execute, unconditionally deliver and perform its obligations under the Plan.

2.6

No monies paid to or for the account of any party under the Plan represent or will represent criminal property or terrorist property (as defined in the Proceeds of Crime Law (2016 Revision) and the Terrorism Law (2015 Revision), respectively).

2.7	There is nothing under any law (other than the laws of the Cayman Islands) which would or might affect the opinions set out below.
2.8

The Company has received, or will receive, money or money's worth (the "Consideration") in consideration for the issue of the Shares, and none of the Shares have, or will be, issued for less than par value.

Save as aforesaid we have not been instructed to undertake and have not undertaken any further enquiry or due diligence in relation to the transaction the subject of this opinion.

3	Opinions

Based upon, and subject to, the foregoing assumptions and the qualification set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that the Shares to be offered and issued by the Company pursuant to the provisions of the Plan, have been duly authorised for issue, and when issued by the Company pursuant to the provisions of the Plan for the consideration fixed thereto and duly registered in the Company’s register of members (shareholders), will be validly issued and (assuming that all of the Consideration is received by the Company) will be fully paid and non-assessable.

4	Qualifications

The opinions expressed above are subject to the following qualification:

4.1

Under the Companies Law (2016 Revision) of the Cayman Islands (the "Companies Law"), the register of members of a Cayman Islands company is by statute regarded as prima facie evidence of any matters which the Companies Law directs or authorises to be inserted therein. A third party interest in the shares in question would not appear. An entry in the register of members may yield to a court order for rectification (for example, in the event of fraud or manifest error).

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In providing our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the Rules and Regulations of the Commission thereunder.

This opinion is addressed to you and may be relied upon by you and your counsel. This opinion is limited to the matters detailed herein and is not to be read as an opinion with respect to any other matter.

Yours faithfully

/s/ Maples & Calder

Maples and Calder